Exhibit 99.1

Manchester United plc

Interim report (unaudited) for the three months

ended 30 September 2024

Contents

Management’s discussion and analysis of financial condition and results of operations	2
Interim consolidated statement of profit/(loss) for the three months ended 30 September 2024 and 2023	10
Interim consolidated statement of comprehensive income/(loss) for the three months ended 30 September 2024 and 2023	11
Interim consolidated balance sheet as of 30 September 2024, 30 June 2024 and 30 September 2023	12
Interim consolidated statement of changes in equity for the three months ended 30 September 2024, the twelve months ended 30 June 2024 and the three months ended 30 September 2023	14
Interim consolidated statement of cash flows for the three months ended 30 September 2024 and 2023	15
Notes to the interim consolidated financial statements	16

Manchester United plc
Management’s discussion and analysis of financial condition and results of operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report. This report contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to Manchester United plc’s (“the Company”) operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this interim report are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2024, as filed with the Securities and Exchange Commission on 13 September 2024 (File No. 001-35627).

GENERAL

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 147-year heritage we have won 69 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 1.1 billion fans and followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and Matchday. We attract leading global companies such as adidas, Snapdragon and Tezos that want access and exposure to our community of followers and association with our brand.

RESULTS OF OPERATIONS

Three months ended 30 September 2024 as compared to the three months ended 30 September 2023

	Three months ended 30 September (in £ millions)
	2024	2023	% Change 2024 over 2023
Revenue	143.1	157.1	(8.9%)
Commercial revenue	85.3	90.4	(5.6%)
Broadcasting revenue	31.3	39.3	(20.4%)
Matchday revenue	26.5	27.4	(3.3%)
Total operating expenses	(185.6)	(184.7)	(0.5%)
Employee benefit expenses	(80.2)	(90.3)	11.2%
Other operating expenses	(39.2)	(43.5)	9.9%
Depreciation	(4.3)	(4.1)	(4.9%)
Amortization	(53.3)	(46.8)	(13.9%)
Exceptional items	(8.6)	-	-
Profit on disposal of intangible assets	35.6	29.5	20.7%
Net finance income/(costs)	8.6	(34.7)	124.8%
Income tax (expense)/credit	(0.3)	7.0	(104.3%)
Profit/(loss) after tax	1.4	(25.8)	105.4%

Revenue

Total revenue for the three months ended 30 September 2024 was £143.1 million, a decrease of £14.0 million, or 8.9%, over the three months ended 30 September 2023, as a result of a decrease in each of our revenue sectors, as described below.

Commercial revenue

Commercial revenue for the three months ended 30 September 2024 was £85.3 million, a decrease of £5.1 million, or 5.6%, over the three months ended 30 September 2023.

•	Sponsorship revenue for the three months ended 30 September 2024 was £51.8 million, a decrease of £4.4 million, or 7.8%, over the three months ended 30 September 2023 due to changes in sponsorship agreements and the men’s first team playing 3 fewer matches on their pre-season tour compared to the prior year quarter; and

•	Retail, Merchandising, Apparel & Product Licensing revenue for the three months ended 30 September 2024 was £33.5 million, a decrease of £0.7 million, or 2.0%, over the three months ended 30 September 2023.

Broadcasting revenue

Broadcasting revenue for the three months ended 30 September 2024 was £31.3 million, a decrease of £8.0 million, or 20.4%, over the three months ended 30 September 2023, primarily due to our men’s first team participating in the UEFA Europa League compared to the UEFA Champions League in the prior year quarter.

Matchday revenue

Matchday revenue for the three months ended 30 September 2024 was £26.5 million, a decrease of £0.9 million, or 3.3%, over the prior year quarter.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortization and exceptional items) for the three months ended 30 September 2024 were £185.6 million, an increase of £0.9 million, or 0.5%, over the three months ended 30 September 2023.

Employee benefit expenses

Employee benefit expenses for the three months ended 30 September 2024 were £80.2 million, a decrease of £10.1 million, or 11.2%, over the three months ended 30 September 2023 primarily due to changes in the make-up of the first team playing squad.

Other operating expenses

Other operating expenses for the three months ended 30 September 2024 were £39.2 million, a decrease of £4.3 million, or 9.9%, over the three months ended 30 September 2023. This is primarily due to reduced costs associated with the men’s first team’s pre-season tour in the current year quarter and one-off costs related to the strategic review process in the prior year quarter.

Depreciation

Depreciation for the three months ended 30 September 2024 was £4.3 million, an increase of £0.2 million, or 4.9%, over the three months ended 30 September 2023.

Amortization

Amortization, primarily of players’ registrations, for the three months ended 30 September 2024 was £53.3 million, an increase of £6.5 million, or 13.9%, over the three months ended 30 September 2023, due to investment in the first team playing squad and transactions made in the Summer transfer window. The unamortized balance of registrations at 30 September 2024 was £559.3 million.

Exceptional items

Exceptional items for the three months ended 30 September 2024 were a cost of £8.6 million. This comprises costs incurred in relation to the restructuring of the club’s operations, including the redundancy scheme implemented in the first quarter of financial year 2025. Exceptional items in the three months ended 30 September 2023 were £nil.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the three months ended 30 September 2024, namely player sales, was £35.6 million, an increase of £6.1 million, or 20.7%, over the three months ended 30 September 2023.

Net finance income/(costs)

Net finance income for the three months ended 30 September 2024 was £8.6 million compared to net finance costs of £34.7 million in the three months ended 30 September 2023. This is primarily due to a favourable swing in foreign exchange rates resulting in unrealized foreign exchange gains on unhedged USD borrowings.

Income tax

The income tax expense for the three months ended 30 September 2024 was £0.3 million, compared with an income tax credit of £7.0 million in the three months ended 30 September 2023. This movement is a result of a small profit before tax in the three months ended 30 September 2024, compared to a larger loss before tax in the three months ended 30 September 2023.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and the Carrington training ground (“Carrington”), payment of interest on our borrowings, employee benefit expenses, other operating expenses and dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players’ registrations. Our existing borrowings primarily consist of our secured term loan facility, our senior secured notes and outstanding drawdowns under our revolving facilities. We have US dollar borrowings that we use to hedge our US dollar commercial revenue exposure. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise. As of 30 September 2024, we had cash resources of £149.6 million, with all funds held as cash and cash equivalents and therefore available on demand. As of 30 September 2024, we also had access to an undrawn revolving facility of £70 million. However, we cannot assure you that our cash generated from operations, cash and cash equivalents or cash available under our revolving facilities will be sufficient to meet our long-term future needs. We cannot assure you that we could obtain additional financing on favorable terms or at all, including as a result of changes or volatility in the credit or capital markets, which affect our ability to borrow money or raise capital.

Our business ordinarily generates a significant amount of cash from our Matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we ordinarily generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our Broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the statement of profit or loss over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving facilities. As of 30 September 2024, we had £230 million of outstanding loans under our revolving facilities and access to undrawn revolving facilities of £70 million.

We also maintain a mixture of long-term debt and capacity under our revolving facilities in order to ensure that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year.

In addition, transfer windows for acquiring and disposing of registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving facilities during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to utilize cash available from our revolving facilities to meet our cash needs.

Acquisition and disposal of registrations also affects our trade receivables and payables, which affects our overall working capital. Our trade receivables include transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs payable to other football clubs in relation to the acquisition of registrations.

Cash Flow

The following table summarizes our cash flows for the three months ended 30 September 2024 and 2023:

	Three months ended 30 September (in £ millions)
	2024	2023
Cash flow from operating activities
Cash generated from operations	23.2	25.9
Net interest paid	(10.3)	(10.2)
Tax refunded	0.4	5.8
Net cash inflow from operating activities	13.3	21.5
Cash flow from investing activities
Payments for property, plant and equipment	(10.3)	(9.1)
Payments for intangible assets	(153.8)	(132.2)
Proceeds from sale of intangible assets	33.6	25.7
Net cash outflow from investing activities	(130.5)	(115.6)
Cash flow from financing activities
Proceeds from borrowings	200.0	100.0
Principal elements of lease payments	(0.1)	(0.2)
Net cash inflow from financing activities	199.9	99.8
Net increase in cash and cash equivalents(1)	82.7	5.7

(1) Excludes the effect of exchange rate changes on cash and cash equivalents.

Net cash inflow from operating activities

Cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other Matchday revenues, broadcasting revenue from the Premier League and UEFA and sponsorship and other commercial revenue. Cash generated from operations for the three months ended 30 September 2024 was £23.2 million, compared to £25.9 million for the three months ended 30 September 2023.

Additional changes in net cash inflow from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility. Drawdowns from our revolving facilities are also subject to variable rates of interest. Net cash inflow from operating activities for the three months ended 30 September 2024 was £13.3 million, compared to net cash inflow of £21.5 million for the three months ended 30 September 2023.

Net cash outflow from investing activities

Capital expenditure for the acquisition of intangible assets as well as for improvements to property, principally at Old Trafford and Carrington, are funded through cash flow generated from operations, proceeds from the sale of intangible assets and, if necessary, from our revolving facilities. Capital expenditure on the acquisition, disposal and trading of intangible assets tends to vary significantly from year to year depending on the requirements of our men’s first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and Carrington.

Net cash outflow from investing activities for the three months ended 30 September 2024 was £130.5 million, an increase of £14.9 million from £115.6 million for the three months ended 30 September 2023.

For the three months ended 30 September 2024, net capital expenditure on property, plant and equipment was £10.3 million, an increase of £1.2 million from net expenditure of £9.1 million for the three months ended 30 September 2023.

For the three months ended 30 September 2024, net capital expenditure on intangible assets was £120.2 million, an increase of £13.7 million from net expenditure of £106.5 million for the three months ended 30 September 2023.

Net cash inflow from financing activities

Net cash inflow from financing activities for the three months ended 30 September 2024 was £199.9 million, compared to net cash inflow of £99.8 million for the three months ended 30 September 2023, due to a £200.0 million drawdown on our revolving facilities, compared to a £100.0 million drawdown in the prior year quarter.

Indebtedness

Our primary sources of indebtedness consist of our senior secured notes, our secured term loan facility and our revolving facilities. As part of the security for our senior secured notes, our secured term loan facility and our revolving facilities, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Senior secured notes

Our wholly-owned subsidiary, Manchester United Football Club Limited, issued $425 million in aggregate principal amount of 3.79% senior secured notes. As of 30 September 2024 the sterling equivalent of £315.3 million (net of unamortized issue costs of £1.5 million) was outstanding. The outstanding principal amount was $425.0 million. The senior secured notes mature on 25 June 2027.

The senior secured notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly-owned subsidiaries of Manchester United plc.

The note purchase agreement governing the senior secured notes contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the senior secured notes if we fail to qualify for the first round group stages (or its equivalent from time to time) of the UEFA Champions League although these dispensations have never been claimed. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing. The covenant is tested on a quarterly basis and we were in compliance as of 30 September 2024.

The note purchase agreement governing the senior secured notes contains events of default typical for securities of this type, as well as customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the note purchase agreement governing the senior secured notes are subject to certain thresholds and exceptions described in the note purchase agreement governing the senior secured notes.

The senior secured notes may be redeemed in part, in an amount not less than 5% of the aggregate principal amount of the senior secured notes then outstanding, or in full, at any time at 100% of the principal amount plus a “make-whole” premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the senior secured notes up to 25 June 2027.

Secured term loan facility

Our wholly-owned subsidiary, Manchester United Football Club Limited, has a secured term loan facility with Bank of America Merrill Lynch International Designated Activity Company as lender. As of 30 September 2024 the sterling equivalent of £166.4 million (net of unamortized issue costs of £1.4 million) was outstanding. The outstanding principal amount was $225.0 million. The remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

Loans under the secured term loan facility bear interest at a rate per annum equal to the Secured Overnight Financing Rate (SOFR) plus the applicable margin. The applicable margin, if no event of default has occurred and is continuing, means the following:

Total net leverage ratio (as defined in the secured term loan facility agreement)	Margin % (per annum)
Greater than 3.5	1.75
Greater than 2.0 but less than or equal to 3.5	1.50
Less than or equal to 2.0	1.25

While any event of default is continuing, the applicable margin shall be the highest level set forth above.

Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

The secured term loan facility contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the secured term loan facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the UEFA Champions League although these dispensations have never been claimed. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing. The covenant is tested on a quarterly basis and we were in compliance as of 30 September 2024.

The secured term loan facility contains events of default typical in facilities of this type, as well as typical covenants including restrictions on incurring additional indebtedness, paying dividends or making other distributions or repurchasing or redeeming our stock, selling assets, including capital stock of restricted subsidiaries, entering into agreements restricting our subsidiaries’ ability to pay dividends, consolidating, merging, selling or otherwise disposing of all or substantially all of our assets, entering into sale and leaseback transactions, entering into transactions with our affiliates and incurring liens. Certain events of default and covenants in the secured term loan facility are subject to certain thresholds and exceptions described in the agreement governing the secured term loan facility.

Revolving facilities

Our revolving facilities agreement originally dated 22 May 2015 (as amended on 7 October 2015, amended and restated on 4 April 2019, 4 March 2021 and 10 December 2021 and amended on 4 November 2022 and 28 June 2024) (the “initial revolving facility”) agreement allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £150 million from a syndicate of lenders with Bank of America Europe Designated Activity Company as agent and security trustee. As of 30 September 2024, we had £130 million in outstanding loans and £20 million in borrowing capacity under our revolving facilities agreement.

The revolving facilities agreement contains a financial maintenance covenant consistent with the note purchase agreement and secured term loan facility. The initial revolving facility is scheduled to expire on 25 June 2027. Any amount still outstanding at that time will be due in full immediately on the applicable expiry date.

Our revolving facility agreement originally dated 14 October 2020 (as amended and restated on 4 March 2021, 13 December 2021 and 26 April 2022 and amended on 4 November 2022) (the “new revolving facility”) allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £75 million from Santander UK plc as original lender and with Santander UK plc as agent and with Bank of America Europe Designated Activity Company as security trustee. The general covenants under the new revolving facility agreement are consistent with the initial revolving facilities agreement. As of 30 September 2024, we had £50 million in outstanding loans and £25 million in borrowing capacity under our revolving facility agreement. The new revolving facility has a maturity date of 25 June 2027.

On 26 April 2022 we entered into a new bilateral revolving facility agreement (the “bilateral revolving facility”) which allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £75 million from Bank of America, N.A., London Branch as original lender and with Bank of America Europe Designated Activity Company as agent and security trustee. The general covenants under the bilateral revolving facility agreement are consistent with the initial revolving facilities agreement. As of 30 September 2024, we had £50 million in outstanding loans and £25 million in borrowing capacity under our revolving facility agreement.

The bilateral revolving facility has a maturity date of 25 June 2027.

Our revolving facilities are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not currently have any research and development policies in place.

OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. We estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 30 September 2024 is £140.3 million (30 June 2024: £115.6 million; 30 September 2023: £150.1 million).

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 30 September 2024, we believe receipt of £nil to be probable (30 June 2024: £nil; 30 September 2023: £nil).

Other commitments

In the ordinary course of business, we enter into capital commitments. These transactions are recognized in the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are more fully disclosed therein.

As of 30 September 2024, we had not entered into any other off-balance sheet transactions.

Manchester United plc
Interim consolidated statement of profit/(loss) - unaudited

		Three months ended 30 September
	Note	2024 £’000	2023 £’000
Revenue from contracts with customers	6	143,065	157,096
Operating expenses	7	(185,585)	(184,762)
Profit on disposal of intangible assets	9	35,552	29,481
Operating (loss)/profit		(6,968)	1,815
Finance costs		(19,776)	(34,968)
Finance income		28,372	349
Net finance income/(costs)	10	8,596	(34,619)
Profit/(loss) before income tax		1,628	(32,804)
Income tax (expense)/credit	11	(299)	7,047
Profit/(loss) for the period		1,329	(25,757)

Earnings/(loss) per share during the period:
Basic and diluted earnings/(loss) per share (pence)(1) (2)	12	0.78	(15.79)

(1) For the three months ended 30 September 2023, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

(2) For the three months ended 30 September 2024, potential ordinary shares are dilutive as their inclusion reduces the earnings per share, however this dilution does not have an impact upon rounding the earnings per share to two decimal places.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc
Interim consolidated statement of comprehensive income/(loss) - unaudited

	Three months ended 30 September
	2024 £’000	2023 £’000
Profit/(loss) for the period	1,329	(25,757)
Other comprehensive income/(loss):
Items that may be reclassified to profit or loss
Movement on hedges	2,111	(9,266)
Income tax (expense)/credit relating to movements on hedges	(528)	2,317
Other comprehensive income/(loss) for the period, net of income tax	1,583	(6,949)
Total comprehensive income/(loss) for the period	2,912	(32,706)

See accompanying notes to the interim consolidated financial statements.

Manchester United plc
Interim consolidated balance sheet - unaudited

		As of
	Note	30 September 2024 £’000	30 June 2024 £’000	30 September 2023 £’000
ASSETS
Non-current assets
Property, plant and equipment	13	265,432	256,118	256,961
Right-of-use assets	14	7,912	8,195	8,417
Investment properties	15	19,643	19,713	19,923
Intangible assets	16	987,674	837,564	966,766
Deferred tax asset	17	16,848	17,607	6,244
Trade receivables	19	59,512	27,930	45,014
Derivative financial instruments	20	101	380	190
		1,357,122	1,167,507	1,303,515
Current assets
Inventories	18	12,441	3,543	5,046
Prepayments		36,555	18,759	36,418
Contract assets – accrued revenue	6.2	45,759	39,778	47,343
Trade receivables	19	39,355	36,999	28,920
Other receivables		2,162	2,735	11,677
Derivative financial instruments	20	11	1,917	6,646
Cash and cash equivalents	21	149,558	73,549	80,829
		285,841	177,280	216,879
Total assets		1,642,963	1,344,787	1,520,394

See accompanying notes to the interim consolidated financial statements.

Manchester United plc
Interim consolidated balance sheet – unaudited (continued)

		As of
	Note	30 September 2024 £’000	30 June 2024 £’000	30 September 2023 £’000
EQUITY AND LIABILITIES
Equity
Share capital	22	55	55	53
Share premium		227,361	227,361	68,822
Treasury shares	23	(21,305)	(21,305)	(21,305)
Merger reserve		249,030	249,030	249,030
Hedging reserve		583	(1,000)	(2,947)
Retained deficit		(307,545)	(309,251)	(221,669)
Total equity		148,179	144,890	71,984
Non-current liabilities
Contract liabilities – deferred revenue	6.2	7,269	5,347	7,816
Trade and other payables	24	210,555	175,894	203,853
Borrowings	25	481,714	511,047	528,787
Lease liabilities	14	8,227	7,707	7,766
Derivative financial instruments	20	3,192	4,911	850
Provisions	26	-	-	95
		710,957	704,906	749,167
Current liabilities
Contract liabilities - deferred revenue	6.2	224,842	198,628	214,666
Trade and other payables	24	309,542	249,030	267,728
Income tax liabilities		914	427	684
Borrowings	25	232,317	35,574	204,380
Lease liabilities	14	446	934	971
Derivative financial instruments	20	7,890	2,603	499
Provisions	26	7,876	7,795	10,315
		783,827	494,991	699,243
Total equity and liabilities		1,642,963	1,344,787	1,520,394

See accompanying notes to the interim consolidated financial statements.

Manchester United plc
Interim consolidated statement of changes in equity - unaudited

	Share capital £’000	Share premium £’000	Treasury Shares £’000	Merger reserve £’000	Hedging reserve £’000	Retained earnings £’000	Total equity £’000
Balance at 30 June 2023	53	68,822	(21,305)	249,030	4,002	(196,652)	103,950
Loss for the period	-	-	-	-	-	(25,757)	(25,757)
Cash flow hedges	-	-	-	-	(9,265)	-	(9,265)
Tax credit relating to movement on hedges	-	-	-	-	2,316	-	2,316
Total comprehensive loss for the period	-	-	-	-	(6,949)	(25,757)	(32,706)
Equity-settled share-based payments	-	-	-	-	-	740	740
Balance at 30 September 2023	53	68,822	(21,305)	249,030	(2,947)	(221,669)	71,984
Loss for the period	-	-	-	-	-	(87,402)	(87,402)
Cash flow hedges	-	-	-	-	2,596	-	2,596
Tax expense relating to movement on hedges	-	-	-	-	(649)	-	(649)
Total comprehensive loss for the period	-	-	-	-	1,947	(87,402)	(85,455)
Proceeds from issue of shares	2	158,539	-	-	-	-	158,541
Equity-settled share-based payments	-	-	-	-	-	135	135
Deferred tax expense relating to share-based payments	-	-	-	-	-	(315)	(315)
Balance at 30 June 2024	55	227,361	(21,305)	249,030	(1,000)	(309,251)	144,890
Profit for the period	-	-	-	-	-	1,329	1,329
Cash flow hedges	-	-	-	-	2,111	-	2,111
Tax expense relating to movement on hedges	-	-	-	-	(528)	-	(528)
Total comprehensive income for the period	-	-	-	-	1,583	1,329	2,912
Equity-settled share-based payments	-	-	-	-	-	377	377
Balance at 30 September 2024	55	227,361	(21,305)	249,030	583	(307,545)	148,179

See accompanying notes to the interim consolidated financial statements.

Manchester United plc
Interim consolidated statement of cash flows - unaudited

		Three months ended 30 September
	Note	2024 £’000	2023 £’000
Cash flow from operating activities
Cash generated from operations	27	23,208	25,871
Interest paid		(11,370)	(10,574)
Interest received		1,060	349
Tax refunded		419	5,817
Net cash inflow from operating activities		13,317	21,463
Cash flow from investing activities
Payments for property, plant and equipment		(10,299)	(9,029)
Payments for intangible assets(1)		(153,740)	(132,213)
Proceeds from sale of intangible assets(1)		33,568	25,669
Net cash outflow from investing activities		(130,471)	(115,573)
Cash flow from financing activities
Proceeds from borrowings		200,000	100,000
Principal elements of lease payments		(128)	(200)
Net cash inflow from financing activities		199,872	99,800
Effect of exchange rate changes on cash and cash equivalents		(6,709)	(880)
Net increase in cash and cash equivalents		76,009	4,810
Cash and cash equivalents at beginning of period		73,549	76,019
Cash and cash equivalents at end of period	21	149,558	80,829

(1) Payments and proceeds for intangible assets primarily relate to player and key football management staff registrations. When acquiring or selling players’ and key football management staff registrations it is normal industry practice for payments terms to spread over more than one year and consideration may also include non-cash items. Details of registrations additions and disposals are provided in Note 16. Trade payables in relation to the acquisition of registrations at the reporting date are provided in Note 24. Trade receivables in relation to the disposal of registrations at the reporting date are provided in Note 19.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc
Notes to the interim consolidated financial statements – unaudited

1             General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands. The Company’s shares are listed on the New York Stock Exchange under the symbol “MANU”.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These interim consolidated financial statements were approved for issue by the board of directors on 27 November 2024.

2            Basis of preparation

The interim consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2024, as filed with the Securities and Exchange Commission on 13 September 2024, contained within the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The report of the auditors on those financial statements was unqualified and did not contain an emphasis of matter paragraph. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

Going concern

The Group has cash resources as of 30 September 2024 of £149.6 million, with all funds held as cash and cash equivalents and therefore available on demand. As of 30 September 2024, the Group also has access to undrawn revolving facilities of £70 million.

The Group’s debt facilities include the $425 million senior secured notes and the $225 million secured term loan facility, the majority of which attract fixed interest rates. As of 30 September 2024, the Group also has £230 million of outstanding loans under our revolving facilities. The Group’s secured notes, revolving facilities and term loan mature in 2027, 2027 and 2029 respectively. As of 30 September 2024, the Group was in compliance with all debt covenants.

As a result of a detailed assessment, including prudent assumptions around the men’s first team’s performance, and with reference to the Group’s balance sheet, existing committed facilities, but also acknowledging the inherent uncertainty of the current economic outlook, Management has concluded that the Group is able to meet its obligations when they fall due for a period of at least 12 months after the date of this report.  For this reason, the Group continues to adopt the going concern basis for preparing the unaudited interim consolidated financial statements.

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

3             Accounting policies

The accounting policies adopted are consistent with those of the consolidated financial statements for the year ended 30 June 2024, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

New and amended standards and interpretations adopted by the Group

The following amendments to standards have been adopted by the Group for the first time for the year ended 30 June 2025:

•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

•	Leases on Sale and Leaseback (Amendment to IFRS 16)

•	Supplier Finance (Amendment to IAS 7 and IFRS 17)

The adoption of this amendment has not had a material effect on the Group’s financial statements.

New and amended standards and interpretations issued but not yet adopted

The following amendments to IFRS that have been issued by the IASB will become effective in a subsequent accounting period:

•	Presentation and Disclosure in Financial Statements (IFRS 18)

•	Lack of Exchangeability (Amendments to IAS 21)

•	Classification and Measurement of Financial Instruments (Amendment to IFRS 9 and IFRS 7)

These changes are not expected to have a material effect on the Group’s results however the disclosure changes will impact key statements including the Consolidated Statement of Profit or Loss and the Consolidated Statement of Cash Flows as defined in IFRS 18, and the inclusion of management’s Adjusted EBITDA measure.

4            Critical estimates and judgments

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be:

•	Estimate of minimum guarantee revenue recognition – see Note 5

•	Estimate of value of registrations – see Note 16

•	Recognition of deferred tax assets – see Note 17

•	Recognition of tax related provisions – see Note 26

Management does not consider there to be any significant judgements in the preparation of the financial statements.

In preparing these interim consolidated financial statements, the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2024.

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

5             Seasonality of revenue

We experience seasonality in our revenue and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognized. Similarly, certain of our costs are derived from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in European competitions and domestic cups could result in significant additional Matchday and Broadcasting revenue, and consequently we may also recognize the most revenue in our fourth fiscal quarter in those years.

Commercial revenue (whether settled in cash or value in kind) comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, revenue receivable from retailing Manchester United branded merchandise in the UK and licensing the manufacture, distribution and sale of such goods globally, and fees for the Manchester United men’s first team undertaking tours. Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis). Retail revenue is recognized when control of the products has transferred, being at the point of sale to the customer. License revenue in respect of right to access licences is recognized in line with the performance obligations included within the contract, in instances where these remain the same over the duration of the contract, revenue is recognized evenly on a time elapsed (i.e. straight-line) basis. Sales-based royalty revenue is recognized only when the subsequent sale is made.

Significant estimates

A number of sponsorship contracts contain significant estimates in relation to the allocation and recognition of revenue in line with performance obligations. Minimum guaranteed revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis).

On 21 July 2023, the Group signed a 10-year extension to its agreement with adidas which began on 1 August 2015 and now terminates on 30 June 2035. The minimum guarantee payable over the term of this extended agreement is £750 million per the original term and an additional £900 million due under the extension, resulting in a total of £1,650 million, subject to certain adjustments. Payments due in a particular year may increase if the club’s men’s or women’s first teams win the Premier League or Women’s Super League respectively, FA Cup or continental competitions with the maximum possible increase being £4.4 million per annum. Payments may decrease if the men’s first team fails to participate in the UEFA Champions League. Under the original term, if the men’s first team did not participate in the UEFA Champions League for two or more consecutive seasons, a deduction of 30% was made in the second or other consecutive year of non-participation. As a result of the men’s first team qualifying for the 2023/24 Champions League, no deductions are due under the original term and there is no critical accounting estimate in relation to the original term. Under the extended term, this clause has been amended to state that a £10 million deduction will be applied for each year of non-participation in the UEFA Champions League, commencing from the 2025/26 season and a critical accounting estimate exists in estimating the value of any such deductions over the life of the contract. The total revenue of this contract including the estimated deduction in respect of the Champions League clause is recognized evenly over the life of contract and the impact of changing the estimated deduction by one year on revenue recognized in any one financial year is £0.8 million.

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

5             Seasonality of revenue (continued)

In line with IFRS 15, management re-assess this estimate at the end of each reporting period and will make adjustments to revenue recognition as appropriate.

Broadcasting revenue represents revenue receivable from all UK and overseas broadcasting contracts, including contracts negotiated centrally by the Premier League and UEFA. Distributions from the Premier League comprise a fixed element (which is recognized evenly as each performance obligation is satisfied i.e. as each Premier League match is played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective performance obligation is satisfied i.e. the respective match is played), and merit awards (which, being variable consideration, are recognized when each performance obligation is satisfied i.e. as each Premier League match is played, based on management’s estimate of where the men’s first team will finish at the end of the football season i.e. the most likely outcome and to the extent that it is deemed highly probably that no revenue recognized will be reversed). Distributions from UEFA relating to participation in European competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other Premier League clubs in the competition), fixed amounts for participation in individual matches (which are recognized when the matches are played) and an individual club coefficient share (which is recognized over the group stage matches).

Matchday revenue is recognized based on matches played throughout the year with revenue from each match (including season ticket allocated amounts) only being recognized when the performance obligation is satisfied i.e. the match has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is used. Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from domestic cup matches not played at Old Trafford, and fees for arranging other events at the Old Trafford stadium. As the Group acts as the principal in the sale of match tickets, the share of gate receipts payable to the other participating club and competition organizer for domestic cup matches played at Old Trafford is treated as an operating expense.

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

6             Revenue from contracts with customers

6.1         Disaggregation of revenue from contracts with customers

The principal activity of the Group is the operation of men’s and women’s professional football clubs. All of the activities of the Group support the operation of the football clubs and the success of the men’s first team in particular is critical to the on-going development of the Group. Consequently, the chief operating decision maker (being the Board and executive officers of Manchester United plc) regards the Group as operating in one material segment, being the operation of professional football clubs.

All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	Three months ended 30 September
	2024 £’000	2023 £’000
Sponsorship	51,760	56,166
Retail, merchandising, apparel & product licensing	33,518	34,215
Commercial	85,278	90,381
Domestic competitions	27,080	29,944
European competitions	1,971	7,515
Other	2,209	1,888
Broadcasting	31,260	39,347
Matchday	26,527	27,368
	143,065	157,096

All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

6.2         Assets and liabilities related to contracts with customers

Details of movements on assets related to contracts with customers are as follows:

Current contract assets – accrued revenue £’000
At 1 July 2023	43,332
Recognized in revenue during the period	56,700
Cash received/amounts invoiced during the period	(52,689)
At 30 September 2023	47,343
Recognized in revenue during the period	39,863
Cash received/amounts invoiced during the period	(47,428)
At 30 June 2024	39,778
Recognized in revenue during the period	48,779
Cash received/amounts invoiced during the period	(42,798)
At 30 September 2024	45,759

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

6            Revenue from contracts with customers (continued)

6.2         Assets and liabilities related to contracts with customers (continued)

A contract asset (accrued revenue) is recognized if commercial, broadcasting or Matchday revenue performance obligations are satisfied prior to unconditional consideration being due under the contract.

Details of movements on liabilities related to contracts with customers are as follows:

	Current contract liabilities – deferred revenue £’000	Non-current contract liabilities – deferred revenue £’000	Total contract liabilities – deferred revenue £’000
At 1 July 2023	(169,624)	(6,659)	(176,283)
Recognized in revenue during the period	109,092	-	109,092
Cash received/amounts invoiced during the period	(155,291)	-	(155,291)
Reclassified to current during the period	1,157	(1,157)	-
At 30 September 2023	(214,666)	(7,816)	(222,482)
Recognized in revenue during the period	238,458	-	238,458
Cash received/amounts invoiced during the period	(219,951)	-	(219,951)
Reclassified to current during the period	(2,469)	2,469	-
At 30 June 2024	(198,628)	(5,347)	(203,975)
Recognized in revenue during the period	124,433	-	124,433
Cash received/amounts invoiced during the period	(150,647)	(1,922)	(152,569)
At 30 September 2024	(224,842)	(7,269)	(232,111)

Commercial, broadcasting and Matchday consideration which is received in advance of the performance obligation being satisfied is treated as a contract liability (deferred revenue). The deferred revenue is then recognized as revenue when the performance obligation is satisfied. The Group receives substantial amounts of deferred revenue prior to the previous financial year end which is then recognized as revenue throughout the current and, where applicable, future financial years.

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

7             Operating expenses

	Three months ended 30 September
	2024 £’000	2023 £’000
Employee benefit expenses	80,241	90,292
Depreciation - property, plant and equipment (Note 13)	3,908	3,721
Depreciation – right-of-use assets (Note 14)	278	311
Depreciation - investment property (Note 15)	70	70
Amortization – intangible assets (Note 16)	53,270	46,845
Exceptional items (Note 8)	8,638	-
Other operating expenses	39,180	43,523
	185,585	184,762

8             Exceptional items

	Three months ended 30 September
	2024 £’000	2023 £’000
Club restructuring and redundancy costs	8,638	-
	8,638	-

Club restructuring and redundancy costs comprise costs incurred in relation to the restructuring of the club’s operations including a redundancy scheme implemented in the three months ended 30 September 2024. Exceptional items in the three months ended 30 September 2023 were £nil.

9            Profit on disposal of intangible assets

	Three months ended 30 September
	2024 £’000	2023 £’000
Profit on disposal of registrations	35,552	29,481
	35,552	29,481

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

10          Net finance income/(costs)

	Three months ended 30 September
	2024 £’000	2023 £’000
Interest payable on bank loans and overdrafts	(480)	(248)
Interest payable on secured term loan facility, senior secured notes and revolving facilities	(8,238)	(8,391)
Interest payable on lease liabilities (Note 14)	(170)	(276)
Amortization of issue costs on secured term loan facility and senior secured notes	(183)	(183)
Foreign exchange losses on retranslation of unhedged US dollar borrowings (1)	-	(13,753)
Unwinding of discount relating to registrations	(4,645)	(3,480)
Interest on provisions	(108)	(87)
Hedge ineffectiveness on cash flow hedges	-	(387)
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	(5,952)	(8,163)
Total finance costs	(19,776)	(34,968)
Interest receivable on short-term bank deposits	1,003	349
Foreign exchange gains on retranslation of unhedged US dollar borrowings (2)	16,684	-
Hedge ineffectiveness on cash flow hedges	10,685	-
Total finance income	28,372	349
Net finance income/(costs)	8,596	(34,619)

(1) Unrealized foreign exchange losses on unhedged USD borrowings due to an unfavorable swing in foreign exchange rates.

(2) Unrealized foreign exchange gains on unhedged USD borrowings due to a favorable swing in foreign exchange rates.

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

11          Income tax (expense)/credit

	Three months ended 30 September
	2024 £’000	2023 £’000
Current tax
Current tax on loss for the period	(67)	(69)
Foreign tax	(1)	(115)
Total current tax expense	(68)	(184)
Deferred tax
Origination and reversal of temporary differences	(231)	7,231
Total deferred tax (expense)/credit	(231)	7,231
Total income tax (expense)/credit	(299)	7,047

Tax is recognized based on management’s estimate of the weighted average annual tax rate expected for the full financial year. Based on current forecasts, the estimated weighted average annual tax rate used for the year to 30 June 2025 is 18.35% (30 June 2024: 14.84%).

The current year estimated weighted average annual tax rate of 18.35% is driven by UK deferred tax movements, recognized at the UK Corporation tax rate of 25%.

In addition to the amount recognized in the income statement, the following amounts relating to tax have been recognized directly in other comprehensive income/(loss):

	Three months ended 30 September
	2024 £’000	2023 £’000
Deferred tax (Note 17)	(528)	2,317
Total income tax (expense)/credit recognized in other comprehensive income/(loss)	(528)	2,317

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

12          Earnings/(loss) per share

	Three months ended 30 September
	2024	2023
Profit/(loss) for the period (£’000)	1,329	(25,757)
Basic and diluted earnings/(loss) per share (pence) (1)	0.78	(15.79)

(i)           Basic earnings/(loss) per share

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) for the period by the weighted average number of ordinary shares in issue during the period.

(ii)         Diluted earnings/(loss) per share

Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year or, if later, the date of the issue of the potential ordinary shares.

(iii)        Weighted average number of shares used as the denominator

	Three months ended 30 September
	2024 Number ‘000	2023 Number ‘000
Class A ordinary shares	56,699	52,110
Class B ordinary shares	114,301	112,732
Treasury shares	(1,683)	(1,683)
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings/(loss) per share (1) (2)	169,317	163,159

(1) For the three months ended 30 September 2023, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

(2) For the three months ended 30 September 2024, potential ordinary shares are dilutive as their inclusion reduces the earnings per share, however this dilution does not have an impact upon rounding the earnings per share to two decimal places.

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

13          Property, plant and equipment

	Freehold property £’000	Plant and machinery £’000	Fixtures and fittings £’000	Total £’000
At 1 July 2024
Cost	289,943	45,809	78,889	414,641
Accumulated depreciation	(69,910)	(34,395)	(54,218)	(158,523)
Net book amount	220,033	11,414	24,671	256,118
Three months ended 30 September 2024
Opening net book amount	220,033	11,414	24,671	256,118
Additions	-	1,571	11,651	13,222
Depreciation charge	(870)	(1,280)	(1,758)	(3,908)
Closing net book amount	219,163	11,705	34,564	265,432
At 30 September 2024
Cost	289,943	47,380	90,540	427,863
Accumulated depreciation	(70,780)	(35,675)	(55,976)	(162,431)
Net book amount	219,163	11,705	34,564	265,432

At 1 July 2023
Cost	287,413	46,706	75,873	409,992
Accumulated depreciation	(66,677)	(35,094)	(54,939)	(156,710)
Net book amount	220,736	11,612	20,934	253,282
Three months ended 30 September 2023
Opening net book amount	220,736	11,612	20,934	253,282
Additions	2,510	1,156	3,734	7,400
Depreciation charge	(869)	(1,203)	(1,649)	(3,721)
Closing net book amount	222,377	11,565	23,019	256,961
At 30 September 2023
Cost	289,923	47,862	79,607	417,392
Accumulated depreciation	(67,546)	(36,297)	(56,588)	(160,431)
Net book amount	222,377	11,565	23,019	256,961

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

14          Leases

(i)          Amounts recognized in the consolidated balance sheet

The balance sheet shows the following amounts relating to leases:

Right-of-use assets:

	30 September 2024 £’000	30 June 2024 £’000	30 September 2023 £’000
Property	7,469	7,740	7,898
Plant and machinery	443	455	519
Total	7,912	8,195	8,417

Additions to right-of-use assets for the three months ended 30 September 2024 amounted to £67,000 (2023: £nil) and for the year ended 30 June 2024 amounted to £749,000.

Lease liabilities:

	30 September 2024 £’000	30 June 2024 £’000	30 September 2023 £’000
Current	446	934	971
Non-current	8,227	7,707	7,766
Total lease liabilities	8,673	8,641	8,737

The following table provides an analysis of the movements in lease liabilities:

£’000
At 1 July 2023	8,880
Cash flows	(455)
Additions	36
Accretion expense	276
At 30 September 2023	8,737
Cash flows	(1,214)
Additions	713
Accretion expense	405
At 30 June 2024	8,641
Cash flows	(205)
Additions	67
Accretion expense	170
At 30 September 2024	8,673

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

14          Leases (continued)

(ii)          Amounts recognized in the consolidated statement of profit or loss

	Three months ended 30 September
	2024 £’000	2023 £’000
Depreciation charge of right-of-use assets
Property	(199)	(216)
Plant and machinery	(79)	(95)
	(278)	(311)
Interest expense (included in finance cost)	(170)	(276)
Expenses relating to short-term leases (included in operating expenses)	(62)	(72)

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

15          Investment properties

Total £’000
At 1 July 2024
Cost	32,193
Accumulated depreciation and impairment	(12,480)
Net book amount	19,713
Three months ended 30 September 2024
Opening net book amount	19,713
Depreciation charge	(70)
Closing net book amount	19,643
At 30 September 2024
Cost	32,193
Accumulated depreciation and impairment	(12,550)
Net book amount	19,643

At 1 July 2023
Cost	32,193
Accumulated depreciation and impairment	(12,200)
Net book amount	19,993
Three months ended 30 September 2023
Opening net book amount	19,993
Depreciation charge	(70)
Closing net book amount	19,923
At 30 September 2023
Cost	32,193
Accumulated depreciation and impairment	(12,270)
Net book amount	19,923

Investment properties were externally valued as of 30 June 2024 in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation - Global Standards 2017 on the basis of Fair Value (as defined in the Standards). The fair value of investment properties as of 30 June 2024 was £36,490,000. Management has considered the carrying amount of investment property as of 30 September 2024 and concluded that, as there are no indicators of impairment, an impairment test is not required.

Fair value of investment properties is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3.

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

16           Intangible assets

	Goodwill £’000	Registrations £’000	Other intangible assets £’000	Total £’000
At 1 July 2024
Cost	421,453	943,896	26,781	1,392,130
Accumulated amortization	-	(535,317)	(19,249)	(554,566)
Net book amount	421,453	408,579	7,532	837,564
Three months ended 30 September 2024
Opening net book amount	421,453	408,579	7,532	837,564
Additions	-	219,042	263	219,305
Disposals	-	(15,925)	-	(15,925)
Amortization charge	-	(52,432)	(838)	(53,270)
Closing net book amount	421,453	559,264	6,957	987,674
At 30 September 2024
Cost	421,453	1,028,947	27,044	1,477,444
Accumulated amortization	-	(469,683)	(20,087)	(489,770)
Net book amount	421,453	559,264	6,957	987,674

At 1 July 2023
Cost	421,453	924,829	22,164	1,368,446
Accumulated amortization	-	(539,944)	(16,120)	(556,064)
Net book amount	421,453	384,885	6,044	812,382
Three months ended 30 September 2023
Opening net book amount	421,453	384,885	6,044	812,382
Additions	-	211,073	107	211,180
Disposals	-	(9,951)	-	(9,951)
Amortization charge	-	(46,156)	(689)	(46,845)
Closing net book amount	421,453	539,851	5,462	966,766
At 30 September 2023
Cost	421,453	1,022,538	22,271	1,466,262
Accumulated amortization	-	(482,687)	(16,809)	(499,496)
Net book amount	421,453	539,851	5,462	966,766

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

16          Intangible assets (continued)

Impairment tests for goodwill

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered the carrying amount of goodwill as of 30 September 2024 and concluded that, as there are no indicators of impairment, a detailed impairment test is not required. Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Significant estimates – value of registrations

The costs associated with the acquisition of players’ and key football management staff registrations include an estimate of any contingent consideration that is probable at the balance sheet date. The estimate of the probable contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual basis. The maximum additional amount that could be payable as of 30 September 2024 is disclosed in Note 30.1. The estimate over the probability of contingent consideration payable could impact the net book value of registrations and amortization recognized in the statement of profit or loss.

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

17           Deferred tax

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset) for financial reporting purposes:

	30 September 2024 £’000	30 June 2024 £’000	30 September 2023 £’000
Net deferred tax asset	16,848	17,607	6,244

The movements in the net deferred tax asset is as follows:

	30 September 2024 £’000	30 June 2024 £’000	30 September 2023 £’000
At the beginning of the period	17,607	(3,304)	(3,304)
(Expensed)/credited to income statement (Note 11)	(231)	19,559	7,231
(Expensed)/credited to other comprehensive income(loss) (Note 11)	(528)	1,667	2,317
Expense relating to share-based payments	-	(315)	-
At the end of the period	16,848	17,607	6,244

Group profits are subject to both UK and US corporate tax. The current US federal corporate income tax rate is 21% compared to the UK corporation tax rate of 25%. As the UK corporation tax rate is higher than the US federal corporate income tax rate, it is forecast that all future US cash tax will be sheltered by foreign tax credits derived from UK tax paid. A potential US deferred tax asset at the period end has therefore not been recognised as it is not forecast to give rise to a future economic benefit. Future increases in the US federal corporate income tax rate could result in the recognition of the US deferred tax asset.

The deferred tax asset at 30 September 2024 relates to carried forward UK tax losses.

Significant estimates – recognition of deferred tax assets

Deferred tax assets are recognized only to the extent that it is probable that the associated deductions will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilized, provided the asset can be reliably quantified. In estimating future taxable profit, management use “base case” approved forecasts which incorporate a number of assumptions, including a prudent level of future uncontracted revenue in the forecast period. As these are forecast numbers, estimation uncertainty is inherent and management make prudent assessments in arriving at our estimate. For example, prolonged under performance of the men’s first team compared to forecast could result in insufficient future taxable profits, resulting in de-recognition of the deferred tax asset balance.

In arriving at a judgment in relation to the recognition of deferred tax assets, management considers the regulations applicable to tax and advice on their interpretation. Future taxable income may be higher or lower than estimates made when determining whether it is appropriate to record a tax asset and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessing the recognition of deferred tax assets in future periods.

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

18          Inventories

	30 September 2024 £’000	30 June 2024 £’000	30 September 2023 £’000
Finished goods	12,441	3,543	5,046

The cost of inventories recognized as an expense and included in operating expenses for the three months ended 30 September 2024 amounted to £6,022,000 (year ended 30 June 2024: £13,043,000; three months ended 30 September 2023: £4,734,000).

19          Trade receivables

	30 September 2024 £’000	30 June 2024 £’000	30 September 2023 £’000
Trade receivables	110,476	75,914	92,111
Less: provision for impairment of trade receivables	(11,609)	(10,985)	(18,177)
Net trade receivables	98,867	64,929	73,934
Less: non-current portion
Trade receivables	59,512	27,930	45,014
Current trade receivables	38,493	36,999	28,920

Net trade receivables include transfer fees receivable from other football clubs of £94,513,000 (30 June 2024: £59,845,000; 30 September 2023: £60,619,000) of which £45,014,000 (30 June 2023: £22,303,000; 30 September 2022: £24,823,000) is receivable after more than one year. Net trade receivables also include £8,480,000 (30 June 2024: £5,753,000; 30 September 2023: £28,112,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as contract liabilities - deferred revenue.

Gross contractual trade receivables pre discounting as of 30 September 2024 was £110,738,000 (30 June 2024: £67,198,000; 30 September 2023: £76,878,000).

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

20          Derivative financial instruments

	30 September 2024		30 June 2024		30 September 2023
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000	£’000	£’000
Used for hedging:
Interest rate swaps	-	-	-	-	3,497	-
Forward foreign exchange contracts	-	(7,358)	-	(7,514)	248	(1,349)
At fair value through profit or loss:
Embedded foreign exchange derivatives	112	(3,724)	2,297	-	3,091	-
	112	(11,082)	2,297	(7,514)	6,836	(1,349)
Less non-current portion:
Used for hedging:
Forward foreign exchange contracts	-	(3,192)	-	(4,911)	121	(850)
At fair value through profit or loss:
Embedded foreign exchange derivatives	101	-	380	-	69	-
Non-current derivative financial instruments	101	(3,192)	380	(4,911)	190	(850)
Current derivative financial instruments	11	(7,890)	1,917	(2,603)	6,646	(499)

Fair value hierarchy

Derivative financial instruments are carried at fair value. The different levels used in measuring fair value have been defined in accounting standards as follows:

•	Level 1 – the fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period.

•	Level 2 - the fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

•	Level 3 – if one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

All of the financial instruments detailed above are included in Level 2.

21          Cash and cash equivalents

	30 September 2024 £’000	30 June 2024 £’000	30 September 2023 £’000
Cash at bank and in hand	149,558	73,549	80,829

Cash and cash equivalents for the purposes of the interim consolidated statement of cash flows are as above.

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

22          Share capital

	Number of shares (thousands)	Ordinary shares £’000
At 1 July 2023	164,842	53
Employee share-based compensation awards – issue of shares	-	-
At 30 September 2023	164,842	53
Trawlers Limited investment – issue of shares	6,061	2
Employee share-based compensation awards – issue of shares	98	-
At 30 June 2024	171,001	55
Employee share-based compensation awards – issue of shares	-	-
At 30 September 2024	171,001	55

The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares, each with a par value of $0.0005 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

In connection with the Trawlers Transaction, the Company issued 1,966,899 Class A ordinary shares and 4,093,707 Class B ordinary shares to Trawlers for an aggregate subscription price of $200 million. In addition, Trawlers agreed to subscribe for an additional 983,450 Class A ordinary shares and 2,046,854 Class B ordinary shares on or prior to 31 December 2024 for an aggregate subscription price of $100 million.

As of 30 September 2024, the Company’s issued share capital comprised 56,699,344 Class A ordinary shares and 114,301,320 Class B ordinary shares.

1,682,896 Class A ordinary shares are currently held in treasury as of 30 September 2024. Distributable reserves have been reduced by £21,305,000, being the consideration paid for these shares. See Note 23.

23          Treasury shares

	Number of shares (thousands)	£’000
At 1 July 2023, 30 September 2023, 30 June 2024 and 30 September 2024	(1,683)	(21,305)

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

24     Trade and other payables

	30 September 2024 £’000	30 June 2024 £’000	30 September 2023 £’000
Trade payables	427,513	341,288	387,751
Other payables	11,477	9,734	12,059
Accrued expenses	53,545	52,257	42,595
Social security and other taxes	27,562	21,645	29,176
	520,097	424,924	471,581
Less: non-current portion
Trade payables	209,918	175,835	203,546
Other payables	637	59	307
Non-current trade and other payables	210,555	175,894	203,853
Current trade and other payables	309,542	249,030	267,728

Trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations of £413,866,000 (30 June 2024: £331,418,000; 30 September 2023: £364,122,000) of which £209,917,000 (30 June 2024: £175,835,000; 30 September 2023: £203,546,000) is due after more than one year. Of the amount due after more than one year, £131,395,000 (30 June 2024: £106,636,000; 30 September 2023: £108,814,000) is expected to be paid between 1 and 2 years and £78,522,000 (30 June 2024: £69,199,000; 30 September 2023: £94,732,000) is expected to be paid between 2 and 5 years.

Gross contractual trade payables pre discounting as of 30 September 2024 were £463,159,000 (30 June 2024: £362,230,000; 30 September 2023: £422,145,000). The fair value of other payables is not materially different to their carrying amount.

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

25          Borrowings

	30 September 2024 £’000	30 June 2024 £’000	30 September 2023 £’000
Senior secured notes	315,342	334,538	346,136
Secured term loan facility	166,372	176,509	182,651
Revolving facilities	230,000	30,000	200,000
Accrued interest on senior secured notes and revolving facilities	2,317	5,574	4,380
	714,031	546,621	733,167
Less: non-current portion
Senior secured notes	315,342	334,538	346,136
Secured term loan facility	166,372	176,509	182,651
Non-current borrowings	481,714	511,047	528,787
Current borrowings	232,317	35,574	204,380

The senior secured notes of £315,342,000 (30 June 2024: £334,538,000; 30 September 2023: £346,136,000) is stated net of unamortized issue costs amounting to £1,493,000 (30 June 2024: £1,615,000; 30 September 2023: £1,995,000). The outstanding principal amount of the senior secured notes is $425,000,000 (30 June 2024: $425,000,000; 30 September 2023: $425,000,000). The senior secured notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The senior secured notes mature on 25 June 2027.

The senior secured notes were issued by our wholly-owned subsidiary, Manchester United Football Club Limited, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and are secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly-owned subsidiaries of Manchester United plc.

The secured term loan facility of £166,372,000 (30 June 2024: £176,509,000; 30 September 2023: £182,651,000) is stated net of unamortized issue costs amounting to £1,389,000 (30 June 2024: £1,456,000; 30 September 2023: £1,654,000). The outstanding principal amount of the secured term loan facility is $225,000,000 (30 June 2024: $225,000,000; 30 September 2023: $225,000,000). The secured term loan facility attracts interest of the SOFR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The remaining balance of the secured term loan facility is repayable on 26 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

The secured term loan facility was provided to our wholly-owned subsidiary, Manchester United Football Club Limited, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and is secured against substantially all of the assets of each of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

The Group also has £230,000,000 (30 June 2024: £30,000,000; 30 September 2023: £200,000,000) in outstanding loans and £70,000,000 (30 June 2024: £270,000,000; 30 September 2023: £100,000,000) in borrowing capacity under our revolving facilities. The revolving facilities terminate on 25 June 2027.

The Group has complied with all covenants under its revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes during the 2024 and 2023 reporting period.

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

26          Provisions

	Other(1)	Tax(2)	Total
	£’000	£’000	£’000
At 1 July 2023	876	12,063	12,939
Charged/(credited) to profit or loss:
Reassessment of provisions	34	(2,563)	(2,529)
At 30 September 2023	910	9,500	10,410
Credited to profit or loss:
Reassessment of provisions	(450)	(2,165)	(2,615)
At 30 June 2024	460	7,335	7,795
Charged to profit or loss:
Reassessment of provisions	17	64	81
At 30 September 2024	477	7,399	7,876
Less: non-current portion
Provisions	-	-	-
Current provisions	477	7,399	7,876

(1) Other provision

Other provision includes, amongst other items, make good provisions as the Group is required to restore the leased premises of its office spaces to their original condition at the end of the respective lease terms. A provision has been recognized based upon the estimated expenditure required to remove any leasehold improvements. The remaining term on such leased properties is between 2 and 9 years.

(2) Tax provision

Provision in respect of player related tax matters. The timing of cash outflows is by its nature uncertain but it is management’s best estimate that these will be made within the next 12 months.

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

27          Cash generated from operations

	Three months ended 30 September
	2024 £’000	2023 £’000
Profit/(loss) before income tax	1,628	(32,804)
Adjustments for:
Depreciation	4,256	4,102
Amortization	53,270	46,845
Profit on disposal of intangible assets	(35,552)	(29,481)
Net finance (income)/costs	(8,596)	34,619
Non-cash employee benefit expense - equity-settled share-based payments	376	740
Foreign exchange gains on operating activities	(714)	(142)
Reclassified from hedging reserve	2,759	(252)
Changes in working capital:
Inventories	(8,898)	(1,881)
Prepayments	(18,098)	(20,119)
Contract assets – accrued revenue	(5,981)	(4,011)
Trade receivables	(14,230)	(5,245)
Other receivables	573	(1,749)
Contract liabilities – deferred revenue	28,136	46,199
Trade and other payables	24,306	(8,237)
Provisions	(27)	(2,713)
Cash generated from operations	23,208	25,871

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

28          Pension arrangements

The Group participates in the Football League Pension and Life Assurance Scheme (‘the Scheme’). The Scheme is a funded multi-employer defined benefit scheme where members may have periods of service attributable to several participating employers. The Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. The Group is advised only of the additional contributions it is required to pay to make good the deficit. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

The last triennial actuarial valuation of the Scheme was carried out at 31 August 2023 where the total deficit on the ongoing valuation basis was £20.6 million. The accrual of benefits ceased within the Scheme on 31 August 1999, therefore there are no contributions relating to the current accrual. The Group pays monthly contributions based on a notional split of the total expenses and deficit contributions of the Scheme.

The Group currently pays total contributions of £581,000 per annum and this amount will increase by 5% per annum from September 2025. Based on the actuarial valuation assumptions, this will be sufficient to pay off the deficit by 31 October 2026.

As of 30 September 2024, the present value of the Group’s outstanding contributions (i.e. its future liability) is £1,218,000. This amounts to £581,000 (30 June 2024: £580,000; 30 September 2023: £573,000) due within one year and £637,000 (30 June 2024: £782,000; 30 September 2023: £347,000) due after more than one year and is included within other payables.

Contributions are also made to defined contribution pension arrangements and are charged to the statement of profit or loss in the period in which they become payable.

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

29           Financial risk management

29.1       Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, and cash flow and fair value interest rate risk), credit risk, and liquidity risk.

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2024, as filed with the Securities and Exchange Commission on 13 September 2024, contained within the Company’s Annual Report on Form 20-F.

There have been no changes in risk management since the previous financial year end or in any risk management policies.

29.2       Hedging activities

The Group uses derivative financial instruments to hedge certain exposures and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group’s US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same income statement line (i.e. commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between October 2024 to June 2029. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in the statement of profit or loss immediately (within net finance costs). The table below details the net borrowings being hedged at the reporting date:

	30 September 2024 $’000	30 June 2024 $’000	30 September 2023 $’000
USD borrowings	650,000	650,000	650,000
Hedged USD cash	(12,100)	(9,500)	(6,300)
Net USD debt	637,900	640,500	643,700
Hedged future USD revenues	(333,700)	(172,500)	(258,200)
Unhedged USD borrowings(1)	304,200	468,000	385,500
Closing exchange rate	1.3412	1.2643	1.2208

(1) A further portion of the profit and loss exposure (within net finance income/costs) on unhedged USD borrowings is naturally offset by the fair value of foreign exchange based embedded derivatives in host Commercial revenue contracts.

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

29          Financial risk management (continued)

29.2       Hedging activities (continued)

The Group seeks to hedge the majority of the foreign exchange risk on revenue arising as a result of participation in UEFA club competitions, either by using contracted future foreign exchange expenses (including player transfer fee commitments) or by placing forward foreign exchange contracts, at the point at which it becomes reasonably certain that it will receive the revenue. The Group also seeks to hedge the foreign exchange risk on other contracted future foreign exchange expenses using available foreign exchange cash balances and forward foreign exchange contracts.

Summary of hedging reserve

The Group’s hedging reserve comprises of two separate hedging reserves, the cash flow hedge reserve and the cost of hedging reserve. Details of balances in each reserve (net of tax) are shown below.

	At 30 September 2024 £’000	At 30 June 2024 £’000	At 30 September 2023 £’000
Cash flow hedge reserve	74	(1,882)	(2,528)
Cost of hedging reserve	509	882	(419)
Total hedging reserve	583	(1,000)	(2,947)

30           Contingent liabilities and contingent assets

30.1       Contingent liabilities

The Group had contingent liabilities at 30 September 2024 in respect of:

(i)           Transfer fees

Under the terms of certain contracts with other football clubs and agents in respect of player transfers, additional amounts, in excess of the amounts included in the cost of registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of registrations when the Group considers that it is probable that the condition related to the payment will be achieved. The maximum additional amounts that could be payable is £140,277,000 (30 June 2024: £115,616,000; 30 September 2023: £150,053,000). No material adjustment was required to the amounts included in the cost of registrations during the period (2023: no material adjustments) and consequently there was no material impact on the amortization of registration charges in the statement of profit or loss (2023: no material impact). As of 30 September 2024, the potential amount payable by type of condition and category of player was:

	First team squad £’000	Other £’000	Total £’000
Type of condition:
MUFC appearances/team success/new contract	83,857	30,914	114,771
International appearances	1,127	1,599	2,726
Awards and future transfers	22,780	-	22,780
	107,764	32,513	140,277

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

30           Contingent liabilities and contingent assets (continued)

30.1       Contingent liabilities (continued)

(ii)          Tax matters

We are currently in active discussions with UK tax authorities over a number of tax areas in relation to arrangements with players and players' representatives. It is possible that in the future, as a result of discussions between the Group and UK tax authorities, as well as discussions UK tax authorities are holding with other stakeholders within the football industry, interpretations of applicable rules will be challenged, which could result in liabilities in relation to these matters. The information usually required by IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, is not disclosed on the grounds that it is not practicable to be disclosed.

30.2       Contingent assets

(i)           Transfer fees

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 30 September 2024, the amount of such receipt considered to be probable was £nil (30 June 2024: £nil; 30 September 2023: £nil).

31           Capital commitments

At 30 September 2024, the Group had contracted capital expenditure relating to property, plant and equipment amounting to £5,487,000 (30 June 2024: £1,992,000; 30 September 2023: £2,019,000) and to other intangible assets amounting to £nil (30 June 2024: £nil; 30 September 2023: £nil). These amounts are not recognized as liabilities.

32           Events after the reporting period

32.1       Erik ten Hag leaves managerial role

On 28 October 2024, the Group announced that Erik ten Hag has left his role as men’s first team head coach with immediate effect. Costs associated with this and the associated departures of a number of first team coaching staff members of approximately £10.4 million, including the write off of related intangible assets, will be recognised in the second fiscal quarter of the year ending 30 June 2025.

32.2       Appointment of Ruben Amorim

On 1 November 2024, the Group announced that Ruben Amorim was to take over as men’s first team head coach, leaving his position at Sporting CP. Registration costs of approximately £11 million in relation to Ruben and his coaching staff will be recognized within intangible assets in the second fiscal quarter of the year ending 30 June 2025.

33          Related party transactions

As of 30 September 2024, trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 3.10% of our issued and outstanding Class A ordinary shares and 72.31% of our issued and outstanding Class B ordinary shares, representing 69.14% of the voting power of our outstanding capital stock. Trawlers Limited owns 27.64% of our issued and outstanding Class A ordinary shares and 27.69% of our issued and outstanding Class B ordinary shares, representing 27.68% of the voting power of our outstanding capital stock.

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

34          Subsidiaries

The following companies are the subsidiary undertakings of the Company as of 30 September 2024:

Subsidiaries	Principal activity	% of ownership interest
Red Football Finance Limited*	Dormant company	100
Red Football Holdings Limited*	Holding company	100
Red Football Shareholder Limited	Holding company	100
Red Football Joint Venture Limited	Holding company	100
Red Football Limited	Holding company	100
Red Football Junior Limited	Holding company	100
Manchester United Limited	Holding company	100
Alderley Urban Investments Limited	Property investment	100
Manchester United Football Club Limited	Professional football club	100
Manchester United Women’s Football Club Limited	Professional football club	100
Manchester United Interactive Limited	Dormant company	100
MU 099 Limited	Dormant company	100
MU Commercial Holdings Limited	Non-trading company	100
MU Commercial Holdings Junior Limited	Non-trading company	100
MU Finance Limited	Non-trading company	100
MU RAML Limited	Retail and licensing company	100
MUTV Limited	Media company	100
RAML USA LLC	Dormant company	100

* Direct investment of Manchester United plc, others are held by subsidiary undertakings.

All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and RAML USA LLC which is incorporated in the United States.